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SEC 06009471 MISSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20254

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Berndt (614) 249-7647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick LLP
(Name – *if individual, state last, first, middle name*)

191 W.Nationwide Blvd. Suite 500 (Address) Columbus (City) OH (State) 43215-2568 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/18

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Barbara J. Shane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

PEG ALBERT
Notary Public, State of Ohio
My Commission Expires 01-09-08

Barbara Shane
Signature

Vice President - Compliance Officer
Title

Peg Albert My Commission Expires 01-09-08
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Nationwide Investment Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Nationwide Investment Services Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005

KPMG

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedule

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

These Financial Statements and Schedule are
[redacted](e)(3) of
Rule 17a-5 of the Securities and Exchange Commission

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Nationwide Investment Services Corporation:

We have audited the accompanying statements of financial condition of Nationwide Investment Services Corporation (the Company) (a wholly owned subsidiary of Nationwide Life Insurance Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2006

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	2,953,925	2,310,832
Accounts receivable		7,167	—
Federal income tax receivable (note 6)		8,960	20,848
	$	2,970,052	2,331,680
Liabilities and Stockholder's Equity			
Liabilities:			
Payable to affiliates (note 5)	$	723,125	105,294
Other		20,132	26,289
		743,257	131,583
Contingencies (note 4)			
Stockholder's equity (note 3):			
Common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 5,000 shares		5,000	5,000
Additional paid-in capital		2,020,000	2,020,000
Retained earnings		201,795	175,097
		2,226,795	2,200,097
	$	2,970,052	2,331,680

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Commissions and related fees (note 5)	$	208,026	372,809
Interest		53,503	1,906
		261,529	374,715
Expenses:			
Administrative services fees (note 5)		7,526	—
Professional fees (note 5)		36,000	255,379
Miscellaneous (note 5)		176,917	46,262
		220,443	301,641
Income before income tax expense		41,086	73,074
Income tax expense (benefit) (note 6):			
Current		14,388	(21,207)
Deferred		—	87,500
Total income tax expense		14,388	66,293
Net income	$	26,698	6,781

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Stockholder's Equity

Years ended December 31, 2005 and 2004

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2003	$	5,000	2,020,000	168,316	2,193,316
Net income		—	—	6,781	6,781
Balance at December 31, 2004		5,000	2,020,000	175,097	2,200,097
Net income		—	—	26,698	26,698
Balance at December 31, 2005	$	5,000	2,020,000	201,795	2,226,795

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	26,698	6,781
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
(Increase) decrease in accounts receivable		(7,167)	1,769
Increase (decrease) in payable to affiliates		617,831	(1,682,740)
Decrease (increase) in federal income taxes receivable		11,888	(22,407)
Deferred taxes		—	87,500
Decrease in other liabilities		(6,157)	(255,930)
Net cash provided by (used in) operating activities		643,093	(1,865,027)
Net increase (decrease) in cash and cash equivalents		643,093	(1,865,027)
Cash and cash equivalents at beginning of year		2,310,832	4,175,859
Cash and cash equivalents at end of year	$	2,953,925	2,310,832
Supplemental disclosure:			
Cash paid for income taxes	$	2,500	1,200

See accompanying notes to financial statements.

(1) Description of Business

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(1) (limited business). The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company is in the business of selling mutual funds, variable annuities, variable life insurance, and other related products through its registered representatives to governmental and educational entities and to individuals. The business activities of the Company include: mutual fund retailer, broker, or dealer selling variable life insurance or annuities, investment advisor, and distributor of variable contract products of its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC.

(2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of assets and liabilities approximate their fair value.

The following is a description of the significant accounting policies:

(a) Recognition of Revenue and Expenses

The Company earns revenue by retaining commissions and fees from the sale of mutual fund and insurance related investment products. Commissions as well as commission expenses are recognized on a trade date basis. Fees are recognized when earned and are calculated from the asset value of the underlying mutual funds. Administrative expenses are recognized as incurred. See note 5.

(b) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with maturity at date of purchase of three months or less to be cash equivalents.

(c) Income Taxes

The Company files a stand-alone tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Comprehensive Income

Comprehensive income includes net income (loss) as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income (loss). Currently, net income (loss) is the Company's only component of comprehensive income.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, as those terms are defined in the Rule. At December 31, 2005, the Company had a ratio of "aggregate indebtedness" to "net capital" of approximately .34 to 1 with a minimum net capital requirement of $250,000, "aggregate indebtedness" of $743,257 and "excess net capital" of $1,927,132.

(4) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. Under an agreement between the Company and NLIC, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(5) Related Party Transactions

The Company has entered into agreements with NRS, Nationwide Trust Company, FSB (NTC), NLIC, and NLAIC, affiliated companies, whereby the Company acts as a broker-dealer and collects commissions on behalf of these companies related to mutual fund and nonmutual fund sales. For the years ended December 31, 2005 and 2004, commissions and related fees collected by the Company and passed through to NRS, NTC, NLIC, and NLAIC, approximated $94,636,500 and $77,323,900, respectively. The amount payable to NRS, NTC, NLIC, and NLAIC as of December 31, 2005 and 2004 was $723,125 and $105,294, respectively. Commissions and related fees presented in the accompanying Statements of Operations represent the net fee retained by the Company for performing these services.

Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as investment management, advertising, personnel, and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation between NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense, and other methods agreed to by the participating companies that are within industry guidelines and practices. Beginning on January 1, 2005, the Company is no longer subject to these allocations. For the year ended December 31, 2004, $240,657 was charged to the Company and recorded as a component of professional fees and miscellaneous expenses.

(6) Federal Income Taxes

Total Federal income tax expense for the year ended December 31, 2005 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to net income before tax as follows:

		Amount	%
Computed (expected) tax expense	$	14,380	35.00
Nondeductible expense		8	0.03
Total expense and effective rate	$	14,388	35.03

Total Federal income tax expense for the year ended December 31, 2004 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to net income before tax as follows:

		Amount	%
Computed (expected) tax expense	$	25,576	35.00
Nondeductible expense		40,600	55.56
Other		117	0.16
Total expense and effective rate	$	66,293	90.72

Management identified no temporary differences in 2005 and 2004 that required recognition of a deferred tax asset or deferred tax liability.

Schedule

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Common stock	$	5,000
Additional paid-in capital		2,020,000
Retained earnings		201,795
Total net worth		2,226,795
Nonallowable assets		8,960
Securities haircuts		40,703
Net capital		2,177,132
Minimum net capital required:		
Greater of $250,000 or 6 2/3% of aggregate indebtedness		250,000
Excess net capital	$	1,927,132
Aggregate indebtedness	$	743,257
Ratio of aggregate indebtedness to net capital		.34 to 1

Note: The above computation does not materially differ from the computation of Net Capital under Rule 15c3-1(f) at December 31, 2005, filed on Form X-17A-5, Part IIA on January 25, 2006.

See accompanying independent auditors' report.